

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Timothy S. Patterson
Chief Financial Officer
CTI Industries Corporation
22160 N. Pepper Road
Lake Barrington, Illinois 60010

> **Re:** **CTI Industries Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **Response Letter Dated September 15, 2015**
> **File No. 0-23115**

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2014

Exhibit 99.1

Flexo Univeral, S.A. DE C.V Financial Statements

Audit Report, page 3

1.   We have read your response to prior comment 3 in our letter to you dated August 18, 2015. Please obtain a revised audit opinion which includes the city and state

where the opinion was issued in accordance with Rule 2-02(a)(3) of Regulation S-X.

Note 2- Main Accounting Policies, page 8

Basis for presentation, page 11

2.   Please complete your disclosure in point 2 under this heading.

3.   Please confirm, if true, that the evaluation of long-lived assets for impairment under U.S. GAAP did not result in any indications that their carrying value may not be recoverable in fiscal years 2014 and 2013.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please call me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction